FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of June 2004

                         Commission File Number: 0-30852
                                        -

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                            Tte. Gral. Juan D. Peron
                          456 (C1038AAJ) Buenos Aires,
                                    Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X Form 40-F ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    FORM 6-K

                           Commission File No. 0-30852

Month Filed                    Event and Summary                     Exhibit No.

 June 2004          Financial statements of the Registrant for the       99.1
                    period of three months ended March 31, 2004 presented in comparative format

                    SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   GRUPO FINANCIERO GALICIA S.A. (Registrant)



     Date:  June 4, 2004           By: /s/ Antonio Garces
                                      -----------------------------------------
                                      Name:  Antonio Garces
                                      Title: Chief Executive Officer